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                            July 19, 2021

       Joseph C. Papa
       Chief Executive Officer
       Bausch + Lomb Corporation
       520 Applewood Crescent
       Vaughan, Ontario, Canada L4K 4B4

                                                        Re: Bausch + Lomb
Corporation
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            July 9, 2021
                                                            CIK No. 0001860742

       Dear Mr. Papa:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 24, 2021 letter.

       Confidential Draft Submission No. 2 on Form S-1

       Legal Proceedings, page 147

   1. We note your response to prior comment 6 with respect to the Drynan Class Action.
                                                         However, we believe
the amount of relief sought would be material to investors and would otherwise be
required disclosure if the claim for damages exceeds 10 percent or your current assets on
a consolidated basis. See Item 103 of Regulation S-K and
                                                        Instruction 2. Please
disclose the aggregate value of the damages and other relief sought in that action. If
known, provide similar disclosure with respect to the New Mexico
                                                        Attorney General
Consumer Protection Action. You may provide balancing disclosure explaining why you
believe the amounts claimed are excessive, unreasonable or otherwise unlikely to approach a
final judgement or settlement. Further, please revise your
 Joseph C. Papa
Bausch + Lomb Corporation
July 19, 2021
Page 2
      statement on page 147 that "[you] have no reason to believe that the ultimate resolution of any known legal proceeding will have a material adverse effect on [your] financial position" to reflect that, even if you believe it is unlikely, the resolution of one or more of your known legal proceedings against you could have a material effect on your financial position or advise.
       You may contact Sasha Parikh at 202-551-3627 or Kevin Kuhar at 202-551-3662 if you
have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                              Sincerely,
FirstName LastNameJoseph C. Papa
                                                              Division of
Corporation Finance
Comapany NameBausch + Lomb Corporation
                                                              Office of Life
Sciences
July 19, 2021 Page 2
cc:       Michael Kaplan, Esq.
FirstName LastName